As filed with the Securities and Exchange Commission on September 23, 2008    Registration No. 333-14156

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
___________________________________

PUMA AG Rudolf Dassler Sport
(Exact name of issuer of deposited securities as specified in its charter)
___________________________________

N/A
(Translation of issuer’s name into English)
___________________________________

Federal Republic of Germany
(Jurisdiction of incorporation or organization of issuer)
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DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
___________________________________
60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
___________________________________

PUMA North America Inc.
5 Lyberty Way
Westford, MA 01886
(978) 698-1000
(Address, including zip code, and telephone number, including area code, of agent for service)
___________________________________

Copies to:
DEUTSCHE BANK TRUST COMPANY AMERICAS
60 Wall Street
New York, New York 10005
___________________________________

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.	☐ on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box:		☐
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EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center and introductory paragraph
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner and introductory paragraph
(ii) The procedure for voting, if any, the deposited securities	Face of Receipt, paragraphs 11 and 12
(iii) The collection and distribution of dividends	Face of Receipt, paragraphs 4, 5 and 7; Reverse of Receipt, paragraph 10
(iv) The transmission of notices, reports and proxy soliciting material	Face of Receipt, paragraphs 3 and 8; Reverse of Receipt, paragraph 12
(v) The sale or exercise of rights	Face of Receipt, paragraphs 4 and 5, Reverse of Receipt, paragraph 10
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt, paragraphs 4 and 5, Reverse of Receipt, paragraphs 10 and 13
(vii) Amendment, extension or termination of the deposit	Reverse of Receipt, paragraphs 16 and 17
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Face of Receipt, paragraph 3
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt, paragraphs 1, 2, 4 and 5
(x) Limitation upon the liability of the depositary	Reverse of Receipt, paragraph 14
3. Fees and Charges	Face of Receipt, paragraph 7
Item 2. AVAILABLE INFORMATION	Face of Receipt, paragraph 8

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
Deposit Agreement, dated as of October 28, 1996, among PUMA AG Rudolf Dassler Sport, Morgan Guaranty Trust Company of New York, as depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”), including the Form of American Depositary Receipt, attached as Exhibit A. – Previously filed.

(a)(2)
Form of Supplemental Agreement to Deposit Agreement among PUMA AG Rudolf Dassler Sport, Bankers Trust Company, as successor depositary (the “Depositary”), and all Owners and Holders from time to time of American Depositary Receipts issued thereunder (the “Agreement”), including the Form of American Depositary Receipt, attached as Exhibit A. – Previously filed.

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of Patterson, Belknap, Webb & Tyler LLP, counsel to the Depositary, as to the legality of the securities being registered. – Previously filed.

(e)	Certification under Rule 466. –Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Previously filed.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on August 13, 2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for ordinary shares of PUMA AG Rudolf Dassler Sport.

By: DEUTSCHE BANK TRUST COMPANY
AMERICAS, Depositary

By:	/s/James Kelly
Name: James Kelly
Title: Vice President

By:	/s/Susan Hayashi
Name: Susan Hayashi
Title: Director

SIGNATURES

Pursuant to the requirements of the Securities of 1933, as amended, PUMA AG Rudolf Dassler Sport has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Germany on August 13, 2008.

PUMA AG Rudolf Dassler Sport

By:	/s/Jochen Zeitz
Name: Jochen Zeitz
Title: CEO & Chairman of the Board of Management

By:	/s/Dieter Bock
Name: Dieter Bock
Title: CFO & Member of the Board of Management

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 has been signed by the following persons in the following capacities on August 13, 2008.

Signature		Title

/s/Jochen Zeitz		CEO & Chairman of the Board of Management
Name: Jochen Zeitz		(Principal Executive Officer)

/s/Dieter Bock		CFO & Member of the Board of Management
Name: Dieter Bock		(Executive Officer)

Authorized Representative in the U.S.

/s/Jay Piccola		President and General Manager,
Name: Jay Piccola		PUMA North America Inc.

By:	/s/Dieter Bock
Name: Dieter Bock Title: Attorney-in-Fact